

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

July 08, 2009

Mr. Richard P. Dealey
Executive Vice President and Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 200
Irving, TX 75039

> **Re:** **Pioneer Natural Resources Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **Response Letter Dated June 30, 2009**
> **File No. 001-13245**

Dear Mr. Dealey:

We have completed our review of your Form 10-K and related filings, and have no further comments at this time.

Sincerely,

Christopher J. White
Branch Chief